Exhibit 99.2

[FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS]

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE CHILDREN’S PLACE INC.’S PROSPECTUS DATED [●], 2024 (“PROSPECTUS”) AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS ARE AVAILABLE ON REQUEST FROM D.F. KING & Co., Inc. BY CALLING TOLL-FREE AT (888) 567-1626.

THE CHILDREN’S PLACE, INC.

Non-Transferable Subscription Rights to Purchase Up to $90,000,000 in Shares of Common Stock, representing 9,230,769 Shares of Common Stock in the Aggregate

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 p.m., New York City time, on January 24, 2025, SUBJECT TO EXTENSION BY THE COMPANY

[●], 2024

Dear Stockholder:

This letter is being distributed by The Children’s Place, Inc., a Delaware corporation (the “Company”), to all holders of record (the “Record Holders”) of the Company’s common stock, par value $0.10 per share (the “Common Stock”) as of the close of business on December 13, 2024 (the “Record Date”) in connection with the distribution to the Record Holders, pursuant to the rights offering (the “Rights Offering”) described in the registration statement on Form S-1 initially filed by the Company with the United States Securities and Exchange Commission on October 15, 2024, as amended (Registration No. 333-282664) and the Prospectus of non-transferable subscription rights (the “Rights”) to purchase shares of Common Stock, on the terms and subject to the conditions described in the Prospectus. As described in the Prospectus, each Record Holder is entitled to receive one Right for each full share of Common Stock owned by that Record Holder as of the close of business on the Record Date.

In the Rights Offering, up to an aggregate of 9,230,769 shares of Common Stock are being offered pursuant to the Prospectus. The Rights may be exercised at any time during the Rights Offering subscription period, which will commence on December 24, 2024, and will expire at 5:00 p.m., New York City time, on January 24, 2025 (the “Expiration Date and Time”), subject to extension by the Company in its sole discretion in accordance with the Prospectus. Rights that are not validly exercised by the Expiration Date and Time will expire, cease to be exercisable and have no value.

Each Right allows the holder thereof to subscribe for 0.7220 shares of Common Stock (the “Basic Subscription Right”) at the price of $9.75 per whole share of Common Stock (the “Subscription Price”). As an example, if you owned 1,000 shares of Common Stock on the Record Date, you would receive 1,000 subscription rights pursuant to your Basic Subscription Right that would entitle you to purchase up to 722 shares of Common Stock at a subscription price of $9.75 per whole share.

Additionally, Rights holders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional shares of Common Stock that remain unsubscribed (such shares, the “Unsubscribed Shares”) as a result of any unexercised Basic Subscription Rights (the “Over-Subscription Privilege”). The Over-Subscription Privilege allows a Rights holder to subscribe for additional shares of Common Stock at the Subscription Price, subject to proration. If there are an insufficient number of Unsubscribed Shares available to fully satisfy the over-subscription requests of Rights holders, those Rights holders who exercised their Over-Subscription Privilege will receive the available shares of Common Stock pro rata based on the number of shares of Common Stock each Rights holder subscribed for under the Basic Subscription Right. “Pro rata” means in proportion to the number of shares of Common Stock that you and the other Rights holders have purchased by fully exercising Basic Subscription Rights on your Common Stock holdings.

You may exercise your Over-Subscription Privilege only if you exercise your Basic Subscription Right in full.

Because the Company will not know the total number of Unsubscribed Shares prior to the Expiration Date and Time, if a Record Holder wishes to maximize the number of shares he, she or it may purchase pursuant to such holder’s Over-Subscription Privilege, such holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum investment amount that the Record Holder wishes to invest, assuming that no holders other than such Record Holder purchase any shares pursuant to their Basic Subscription Rights and Over-Subscription Privilege.

No minimum subscription is required for consummation of the Rights Offering. No fractional shares of Common Stock will be issued upon the exercise of Rights in the Rights Offering. Any fractional shares of Common Stock created by the exercise of Rights will be rounded down to the nearest whole share. Any excess subscription payments received by Equiniti Trust Company, LLC (the “Subscription Agent”) will be returned in the manner and form in which such payments were made, without interest or penalty, as soon as practicable following the Expiration Date and Time and after all prorating calculations and reductions contemplated by the terms of the Rights Offering have been effected.

The Rights are evidenced by non-transferable subscription rights certificates (the “Rights Certificates”). The Rights are non-transferable, except that the Rights will be transferable by operation of law. The Rights will not be listed for trading on any securities exchange or trading system.

The Company will not be obligated to honor your exercise of Rights if the Subscription Agent receives the documents and payment of the Subscription Price relating to your exercise after the Expiration Date and Time, regardless of when you transmitted the documents, provided that if you wish to exercise the Rights, but you do not have sufficient time to deliver the Rights Certificate evidencing your Rights to the Subscription Agent before the Expiration Date and Time, you may exercise your Rights by guaranteed delivery procedures described under “The Rights Offering-Guaranteed Delivery Procedures” in the Prospectus.

The Company may extend the Expiration Date and Time by giving oral or written notice to the Subscription Agent and D.F. King & Co., Inc., the information agent for the Rights Offering, on or before the scheduled Expiration Date and Time. If the Company elects to extend the Expiration Date and Time, the Company will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced Expiration Date and Time.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions for Use of The Children’s Place, Inc. Non-Transferable Rights Certificates;

4.	Notice of Guaranteed Delivery; and

5.	A return envelope addressed to the Subscription Agent.

Your prompt action is required if you intend to participate in the Rights Offering. As described in the Prospectus, to exercise your Rights, you must properly complete and duly execute your Rights Certificate and (if applicable) the Notice of Guaranteed Delivery, and deliver them, together with payment in full (prior to the Expiration Date and Time) of the aggregate Subscription Price for all of the shares of Common Stock for which you have subscribed pursuant to the Basic Subscription Rights and the Over-Subscription Privilege, to the Subscription Agent.

DO NOT SEND SUBSCRIPTION RIGHTS CERTIFICATES, NOTICES OF GUARANTEED DELIVERY OR PAYMENTS DIRECTLY TO THE COMPANY.

Payment in Cash. If you would like to pay the Subscription Price for your shares of Common Stock in cash, the cash payment, together with a properly completed and executed Rights Certificate and any other supplemental documentation requested, must be received by the Subscription Agent, at the Subscription Agent’s address set forth below, at or prior to the Expiration Date and Time in accordance with the Instructions for Use of The Children’s Place, Inc. Non-Transferable Rights Certificates and the Prospectus.

Payment by Delivery of Indebtedness for Borrowed Money. If you would like to pay some or all of the Subscription Price for your shares of Common Stock by delivery, in lieu of cash, of an equivalent amount of indebtedness for borrowed money owed to you by the Company, you must contact the Company at:

500 Plaza Drive

Secaucus, New Jersey 07094

Attention: Jared E. Shure, Chief Administrative Officer, General Counsel & Secretary

Telephone: (201) 453-7049

as soon as practicable after the date of the Prospectus (and in any event prior to exercising your Rights and delivering any indebtedness for borrowed money in payment therefor) so that the Company can in its sole and absolute discretion, (i) determine whether it considers such indebtedness for borrowed money to be valid and eligible for delivery in payment of some or all of the Subscription Price and (ii) confirm the documentation that you will be required to deliver to the Subscription Agent in order to validly deliver such indebtedness for borrowed money as payment for some or all of the Subscription Price. As it may take some time for the Company to evaluate and respond to requests to deliver indebtedness for borrowed money in full or partial payment of the Subscription Price and for you, thereafter, to complete and provide the necessary documentation to the Subscription Agent, the Company strongly recommends that you start this process as soon as possible and not wait until the final days of the subscription period. Your delay in commencing this process may result in your being unable to timely deliver your indebtedness for borrowed money as full or partial payment of the Subscription Price, which in turn would result in your purported exercise of Rights to be paid for with such indebtedness for borrowed money being rejected.

Subject to the Company’s determination, in its sole and absolute discretion, that it considers such indebtedness for borrowed money to be valid and eligible for delivery in payment of some or all of the Subscription Price, in order to be accepted, the original evidence of such indebtedness for borrowed money (principal and/or accrued and unpaid interest) owed to you by the Company in the amount equivalent to the amount of the Subscription Price, together with a properly completed and duly executed Rights Certificate and any other supplemental documentation requested, must be received by the Subscription Agent, at the Subscription Agent’s address set forth below at or prior to the Expiration Date and Time:

Equiniti Trust Company, LLC

55 Challenger Road

Suite # 200

Ridgefield Park, New Jersey 07660

Attn: Reorganization Department

Your properly completed and duly executed Rights Certificate (subject to the procedure for guaranteed delivery thereof), and payment in full of the aggregate Subscription Price, including final clearance of any checks (and, to the extent you are paying some or all of the Subscription Price by delivery of indebtedness for borrowed money owed by the Company to you, the original evidence of such indebtedness, together with any supplemental documentation requested by the Company) must be received by the Subscription Agent in the manner specified in the Prospectus at or prior to the Expiration Date and Time.

Once you have exercised your Rights, you may not revoke or change your exercise or request a return of the Subscription Price payment. Rights not exercised prior to the Expiration Date and Time will expire and will have no value.

All questions regarding the Rights Offering, and all requests for additional copies of the Prospectus or other relevant documents, should be directed to D.F. King & Co., Inc., the information agent, by calling it toll-free at (888) 567-1626.

Very truly yours,

The Children’s Place, Inc.